UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 2) (2)


                                GFS BANCORP, INC.
                          COMMON STOCK, $.01 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                              (CUSIP NO. 361694102)

                                GERALD J. MANATT
                                 326 HIGH STREET
                              BROOKLYN, IOWA 52211

                     WITH A COPY TO: ROBERT J. DOUGLAS, JR.
                   DAVIS, BROWN, KOEHN, SHORS & ROBERTS, P.C.
                    2500 FINANCIAL CENTER, 666 WALNUT STREET
                             DES MOINES, IOWA 50309


                                FEBRUARY 21, 1997


             DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act"), or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).


1.       NAME OF REPORTING PERSON: GERALD J. MANATT

         S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON   NOT INCLUDED.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)  [X]                                 (b)  [ ]

                  SEE ITEM 5 BELOW

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*   PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION       UNITED STATES OF AMERICA

7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER: 9,200 - GERALD J. MANATT

8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER: 0

9. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER: 9,200 - GERALD J. MANATT

10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER: 0


11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 36,750


12.      CHECK BOX IF THE AGGREGATE AMOUNT IN NO. 11 EXCLUDES CERTAIN SHARES*
         [ ]


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN NO. 11: 7.39%


14.      TYPE OF REPORTING PERSON*: IN




1.       NAME OF REPORTING PERSON: MERLIN M. MANATT AND VERNA MANATT, HUSBAND
         AND WIFE

         S.S. OR IRS IDENTIFICATION NOs. OF ABOVE PERSONS:   NOT INCLUDED

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)  [ ]                                 (b)  [ ]

                  SEE ITEM 5 BELOW

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*   PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION     UNITED STATES OF AMERICA

7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER: 0

8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER: 9,200 - MERLIN M. MANATT OR VERNA MANATT

9. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER: 0

10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER: 9,200 - MERLIN M. MANATT OR VERNA MANATT


11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 36,750


12.      CHECK BOX IF THE AGGREGATE AMOUNT IN NO. 11 EXCLUDES CERTAIN SHARES*
         [ ]


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN NO. 11: 7.39%


14.      TYPE OF REPORTING PERSON*: IN




1.       NAME OF REPORTING PERSON: MANATT ENTERPRISES, LTD.
         S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON   NOT PROVIDED.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)  [ ]                                 (b)  [ ]

                  SEE ITEM 5 BELOW

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*   WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION     STATE OF IOWA

7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER: 11,889

8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER: 0


9. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER: 18,350


10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER: 0


11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 36,750


12.      CHECK BOX IF THE AGGREGATE AMOUNT IN NO. 11 EXCLUDES CERTAIN SHARES*
         [ ]


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN NO. 11: 7.39%


14.      TYPE OF REPORTING PERSON*: CO




* See Instructions before filling out.

ITEM 1.  SECURITY AND ISSUER.

The Issuer of the securities is GFS Bancorp, Inc., a Delaware corporation ("Issuer")

The principal place of business of the Issuer is 1025 Main Street, Grinnell, Iowa 50112-0030

The class of securities covered in this filing is the $.01 par value common stock ("Shares") which are listed on the NASDAQ "Small Cap" Market under the symbol "GFSB".


ITEM 2.  IDENTITY AND BACKGROUND

Provide the answers to the following questions for each Reporting Person:

         a. Name;

         b. Residence or business address;

         c. Present principal occupation or employment and the name, principal business and address of any corporate or other organization in which such employment is conducted;

         d. Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case;

         e. Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order; and

         f. Citizenship.


Following are the answers for the questions listed above for each reporting person:

         1.   a.  Gerald J. Manatt
              b.  326 High Street, Brooklyn, Iowa  52211
              c.  President of G. J. Junie, Inc.
                  P.O. Box 535, Brooklyn, Iowa  52211
              d.  No
              e.  No
              f.  United States of America

         2.   a.  Merlin M. Manatt
              b.  815 - 16th Avenue, Grinnell, Iowa  50112
              c.  President of V&M, Inc.
                  P.O. Box 535, Brooklyn, Iowa  52211
              d.  No
              e.  No
              f.  United States of America

         3.   a.  Verna Manatt
              b.  815 - 16th Avenue, Grinnell, Iowa  50112
              c.  None
              d.  No
              e.  No
              f.  United States of America

         4.   a.  Manatt Enterprises, Ltd.
              b.  Box 535, Brooklyn, Iowa  52211
              c.  Iowa corporation, of which Gerald J. Manatt is President
              d.  No
              e.  No
              f.  Iowa


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

For individuals, the funds used have been personal funds, and for Manatt Enterprises, Ltd., the funds have been from working capital.


ITEM 4.  PURPOSE OF TRANSACTION

The transaction is for investment purposes, and there is no other purpose at this time, and additional Shares may be acquired or sold either in the open market or privately from time to time.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER


The current interests of the reporting parties are: Gerald J. Manatt - 9,200 shares, 1.84% of the Common Stock; Merlin M. Manatt and Verna Manatt - 9,200 shares, 1.84% of the Common Stock; and Manatt Enterprises, Ltd. - 18,350 shares, 3.69%.


This statement is filed by the Reporting Persons, Gerald J. Manatt, Merlin and Verna Manatt, and Manatt Enterprises, Ltd., to declare that as of January 21, 1997, they have determined to act as a "group" since they may be deemed to be a "group" (pursuant to ss 13(d)(3) of the Securities Exchange Act of 1934) due to the ownership of Manatt Enterprises, Ltd. by company owned by Gerald J. Manatt and Merlin M. Manatt.


By declaring themselves to be a group, the aggregate ownership is 36,750 shares, or 7.39% of the issued and outstanding common stock of the Issuer. Based upon the representation in the 8K filed by the Company as of January 8, 1997, there were 497,348 Shares issued and outstanding of the Company's stock.


Following are the transactions by the group within the last sixty days or since the last filing of Schedule 13D (purchases in open market unless noted).

         (i)      Gerald J. Manatt - none;

         (ii)     Merlin M. Manatt and Verna Manatt - none;

         (iii)    Manatt Enterprises, Ltd. -


                           NO. OF SHARES      PURCHASED IN        SALE PRICE
DATE OF PURCHASE             PURCHASED     PRIVATE TRANSACTION    PER SHARE



February 4, 1997               1,650                                 $21.50


February 4, 1997               2,000                                 $21.48

February 21, 1997              1,000                                 $21.29

February 21, 1997              1,000                                 $21.55





ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER


None. The Reporting Persons do not have any agreement amongst themselves, except for the fact that Gerald J. Manatt and Merlin M. Manatt are the owners of corporations which are substantial owners of Manatt Enterprises, Ltd., and since others might construe them to be acting as a group, they have decided to declare themselves a group for purposes of reporting under Rule 13D. Gerald J. Manatt, Merlin M. Manatt, Verna Manatt, and Manatt Enterprises, Ltd., agree and understand that this statement is being filed on a joint basis and thus it is being filed on behalf of each such reporting person. This joint filing agreement is evidenced by the signatures of the reporting persons or their representatives as set forth below.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

None.



                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                      MANATT ENTERPRISES, LTD.



                                      By: /s/
                                          ------------------------------------
Dated: February 26, 1997              Gerald J. Manatt, President


                                      /s/
                                      ----------------------------------------
Dated: February 26, 1997              Gerald J. Manatt, Individually


                                      /s/
                                      ----------------------------------------
Dated: February 26, 1997              Merlin Manatt, Individually


                                      /s/
                                      ----------------------------------------
Dated: February 26, 1997              Verna Manatt, Individually